Platinum Group Metals Ltd.

(Development Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2007

Filed: July 16, 2007

A copy of this report will be provided to any shareholder who requests it.

MANAGEMENT DISCUSSION AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

The Company has been very active on projects in South Africa during the period. The Company’s Canadian projects were also active during the period, with a 1,090 metre drill program conducted on the Company’s Lac Des Iles projects.  During the period the Company incurred a net loss of $5,365,229 (2006 - $2,652,922). Before a non-cash charge for stock based compensation of $1,395,866 (2006 - $39,944) and mineral property costs written off of $1,323,222 (2006 - $793,298), general and administrative expenses totaled $3,083,011 (2006 - $1,958,975). Interest, other income and recoveries amounted to $436,870 (2006 - $134,245). Total global exploration expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the period totaled $2,737,018 (2006 - $5,424,559), of this $2,266,519 was for the WBJV (2006 - $4,937,632) and $470,499 for other exploration (2006 - $486,927). After meeting its earn in requirements in May 2006, Platinum Group Metals Ltd. is currently only responsible for it’s 37% pro-rata share of expenditures for the WBJV.  Total WBJV expenditures during the period by all joint venture partners totaled $6,125,726.

On October 27, 2004, the Company announced the formation of the Western Bushveld Joint Venture (“WBJV”) with Anglo Platinum Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited. Work commenced immediately thereafter on the project and the rate of work has accelerated since then. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area. At the time of writing there are 4 high speed diamond drills turning on WBJV properties.  On January 10, 2007, the Company completed a pre-feasibility study for the Project 1 area of the WBJV, which included a revised resource calculation (See Item 2 d. “Exploration Programs and Expenditures” below)

The Company has increased its general level of activity in the past three years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s Audited Financial Statements and should be read in conjunction with these financial statements.

	Period ended May 31, 2007	Year ended Aug. 31, 2006	Year ended Aug. 31, 2005
Interest & other income	$436,870	$235,236	$218,373
Net Income (Loss)	($5,365,229)	($3,853,273)	($3,795,648)
Net Income (Loss) per Share	($0.09)	($0.08)	($0.10)
Total Assets	$33,972,451	$27,664,441	$15,705,187
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
May 31, 2007	$165,873	($1,830,268)	($0.03)
February 28, 2007	$138,384	($1,355,649)	($0.02)
November 30, 2006	$132,613	($2,179,312)	($0.04)
August 31, 2006	$100,991	($1,200,351)	($0.02)
May 31, 2006	$55,062	($515,092)	($0.01)
February 28, 2006	$53,234	($1,447,883)	($0.03)
November 30, 2005	$25,949	($689,947)	($0.02)
August 31, 2005	$87,850	($62,634)	($0.00)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company’s future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements; however, the Company is working to complete a bankable feasibility study for the Project 1 area of the WBJV in 2007. If a production decision is taken by the WBJV upon completion of that study, the Company will likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a noted favourable macro-trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favorable drilling results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

•

the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries; and

•

the likelihood of cost estimates increasing in the future.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and South Africa are subject to risks common to operations in the mining industry. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is not certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition costs deferred during the period totaled $362,915 (2006 - $309,397). Of this amount Platinum Group Metals Ltd.’s 37% pro-rata share of $22,164 (2006 - $100,750) was for WBJV property acquisition costs and payments. Exploration and development costs incurred in the period totaled $2,737,018 (2006 - $5,424,559). Of that amount $171,571 (2006 - $190,482) was incurred on the Company’s Canadian properties and $2,565,447 (2006 - $5,234,077) was incurred on the Company’s South African properties. Of the South African amount, $2,266,519 was for the Company’s 37% share of WBJV expenditures (2006 - $4,937,632).  The South African expenditures are much less than in the previous year as the Company met its earn in requirements for the WBJV in May 2006.  The total amount (100%) of expenditures by all joint venture partners for the nine month period for the WBJV came to $6,125,726 which was higher than the 100% amount spent in the same period last year (2006 - $4,937,632).

During the period $1,323,222 (2006 - $793,298) in deferred costs relating to mineral properties were written off. An amount of $1,323,222 (2006 - $793,298) was written off for Ontario projects, while no write offs (2006 - $Nil) were related to South African properties. For more information on mineral properties see Note 5 and 6 of the Company’s May 31, 2007 quarterly Financial Statements or Note 5 and 6 of the Company’s August 31, 2006 Audited Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a joint venture with Anglo Platinum Limited (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (26%) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Western Bushveld Joint Venture (“WBJV”) immediately provides for a 26% Black Economic Empowerment interest to Africa Wide in satisfaction of the 10-year target set by the Mining Charter and newly enacted Mineral and Petroleum Resources Development Act. Africa Wide will also work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

From October 2004 to April 2006 PTM operated and funded an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million). According to the terms of the WBJV agreement this work was only due over five years to January 26, 2010. As of April 2006 this requirement had been completed and the partners are now required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. In March 2006 the Company and partners Anglo Platinum Limited and Africa Wide Mining approved a 2006 cash budget for the WBJV totaling R 29,712,200 (approx. Cdn $4.59 million at August 31, 2006). Later, in September 2006 this budget was increased to a cumulative total of R 76,393,208 (approx. Cdn. $11.75 million at September 2006). Each party is to fund their pro-rata share of the approved budget by way of several separate cash calls. To the time of writing Anglo Platinum has funded R 28,255,487 towards the approved budget and Africa Wide has funded R 3,200,000. The Company has funded approximately R 42,644,154 to the time of writing.  The Company expects to see its contribution level fall in line pro-rata with the other partners once Africa Wide is able to fund its shortfall and a new budget is approved in the months ahead.  Of the $1,221,685 in accounts payable at May 31, 2007, an amount of $962,000 (approx. R 6.4 million) was incurred on behalf of the WBJV.

In April 2007 WBJV partner Africa Wide accepted an offer for the purchase of their company from Wesizwe Platinum Ltd. (WEZJ.J). The consideration will be 62,022,901 new Wesizwe common shares at a price of Rand 10.48 per share for total proceeds of Rand 650 million (approximately C$103 million).  Closing of the transaction is expected in July 2007, subject to due diligence and shareholder approval (which was received on July 6, 2007).  If the transaction closes as expected, Wesizwe will become responsible for all of the rights and obligations of Africa Wide.

On April 9, 2007 the Company announced that the WBJV had expanded with the formal contribution to the WBJV of a 50% interest in the mineral rights to the adjacent 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum Limited. Portion 11 forms part of the Project 2 area of the WBJV and this area creates a contiguous shared mineral rights package. This expanded Project 2 area is adjacent to the WBJV “Project 1” area.  Anglo Platinum’s 50% interest in Portion 11 relates to Old Order mineral rights that are in the conversion process to New Order rights.  All of the parties to the shared mineral rights on Portion 11 and RE 4 are working toward a detailed co-operation agreement. Current drilling, being conducted under initial co-operation agreements, is expected to continue.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will be credited with their contribution to approved budgets and PTM will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make an equalizing cash payment, or contribute forward going capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

Portion 11 was contributed to the WBJV as originally planned under the existing terms of the October 2004 WBJV agreement.  For the contribution of Portion 11 the original credit rates for equalization have been amended to US$0.62 per Inferred ounce, $10.37 per Indicated ounce and $39.55 per Measured ounce (4E) contributed by Anglo Platinum to adjust for current market conditions.

Primary exploration targets for the WBJV are the Merensky and UG2 Reefs. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates the existing Bafokeng Rasimone Platinum Mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation. At the time of writing the Company has four diamond drilling rigs deployed onto the WBJV in project areas. On January 10, 2007 the Company completed a pre-feasibility study for the Project 1 area of the WBJV.  The partners of the WBJV have approved a plan to complete a bankable feasibility study in 2007.

On January 10, 2007 the Company published a Pre-Feasibility Report and a further updated Independent Resource Estimate which shows Measured, Indicated and Inferred 4E (platinum, palladium, rhodium and gold) resources for the Project 1 area of the WBJV.  Later, on February 7, 2007 the Company published an initial Independent Resource Estimate for the Project 2 area of the WBJV.  About 40% of the prospective project area has now been classified as a resource by the drilling to date.

The Project 1 resources are estimated under SAMREC categories by the kriging statistical method and the Measured and Indicated Resources have drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 18% for the Merensky Reef and 19% for the UG2 Reef and the resource estimate has taken this into account.

The Project 2 resources are estimated under SAMREC categories by the kriging statistical method. An iron replacement area that was delineated by drilling and detail aeromagnetics was subtracted from the resource area.  In keeping with best practice in resource estimation, a further 18% deduction from the resource area was applied for known and anticipated geological losses.

The Portion 11 resources are estimated under SAMREC categories by the kriging statistical method.  A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions.  This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite.  Structural loss estimates are based on drilling, field mapping and remote sense data which includes a high resolution aeromagnetic survey.  The Merensky mineral resource estimate is based on 15 boreholes with 39 intercepts within the 494 ha area and 13 boreholes with 35 intercepts for the UG2 mineral resource estimate.  The cut-off was determined on a practical mining width and the known costs and mining methods regionally.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) are estimated in the resource detail below. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split-estimates as they have been calculated using the arithmetic mean of the assay information.

Summary resource details for Project 1, Project 2 and Portion 11 are as follows:

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  “Resources” are not “Reserves” and so do not have demonstrated economic viability.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at:  http://sec.gov/edgar.shtml.

This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Updated 10 January, 2007 Independent Estimate, WBJV Project 1:

Measured Resource Base

Merensky Reef

2.187 Million Tonnes

7.11 gm/tonne 4E

500,000 ozs.

4E = 4.42 g/t (62%) Platinum, 1.85 g/t (26%) Palladium, 0.36 g/t (5%) Rhodium, 0.48 g/t (7%) Gold

UG2 Reef

2.266 Million Tonnes

3.35 gm/tonne 4E

244,000 ozs.

4E = 2.15 g/t (64%) Platinum, 0.80 g/t (24%) Palladium, 0.35 g/t (10%) Rhodium, 0.05 (1%) Gold

Indicated Resource Base

Merensky Reef

15.758 Million Tonnes

6.45 gm/tonne 4E

3.268 Million ozs.

4E = 4.0 g/t (62%) Platinum, 1.68 g/t (26%) Palladium, 0.32 g/t (5%) Rhodium, 0.45 g/t (7%) Gold

UG2 Reef

25.168 Million Tonnes

2.98 gm/tonne 4E

2.408 Million ozs.

4E = 1.91 g/t (64%) Platinum, 0.72 g/t (24%) Palladium, 0.31 (10%) Rhodium, 0.04 g/t (1%) Gold

Inferred Resource Base

Merensky Reef

2.571 Million Tonnes

6.56 gm/tonne 4E

545,200 ozs.

4E = 4.09 g/t (62%) Platinum, 1.71 g/t (26%) Palladium, 0.34 (5%) Rhodium, 0.46 (7%) Gold

UG2 Reef

11.792 Million Tonnes

3.48 gm/tonne 4E

1.318 Million ozs.

4E = 2.23 g/t (64%) Platinum, 0.84 g/t (24%) Palladium, 0.36 (10%) Rhodium, 0.05 g/t (1%) Gold

Charles Muller is the Independent Qualified Person, “QP”, for the above resource assessment. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04).  Please refer to the Company’s NI 43-101 Technical Report as filed on www.sedar.com entitled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated January 15, 2007.

07 February, 2007 Independent Estimate, WBJV Project 2:

Inferred Resource Base (Note that only 50% of the below ozs. attributable to the WBJV)

Merensky Reef

6.54 Million Tonnes

5.84 gm/tonne 4E

1.228 Million ozs.

4E = 3.95 g/t (68%) Platinum, 1.41 g/t (24%) Palladium, 0.27 g/t (5%) Rhodium, 0.19 g/t (3%) Gold

UG2 Reef

11.95 Million Tonnes

4.63 gm/tonne 4E

1.779 Million ozs.

4E = 2.69 g/t (59%) Platinum, 1.32 g/t (29%) Palladium, 0.48 g/t (11%) Rhodium, 0.05 (1%) Gold

Inferred Resource Base (Note that 100% of the below ozs. attributable to the WBJV)

Merensky Reef

1.47 Million Tonnes

7.03 gm/tonne 4E

333,000 ozs.

4E = 4.78 g/t (68%) Platinum, 1.69 g/t (24%) Palladium, 0.35 (5%) Rhodium, 0.21 (3%) Gold

UG2 Reef

1.24 Million Tonnes

5.18 gm/tonne 4E

207,000 ozs.

4E = 3.06 g/t (59%) Platinum, 1.50 (29%) Palladium, 0.57 g/t (11%) Rhodium, 0.05 g/t (1%) Gold

Charles Muller is the Independent Qualified Person, “QP”, for the above resource assessment. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04).  Please refer to the Company’s NI 43-101 Technical Report as filed on www.sedar.com entitled “Inferred Mineral Resource Estimation on Project 2 Area of the Western Bushveld Joint Venture” dated March 20, 2007.

30 April, 2007 Independent Estimate,  Portion 11:

Indicated Resource Base (Note that only 50% of the below ozs. attributable to the WBJV)

Merensky Reef

0.22 Million Tonnes

7.38 gm/tonne 4E

0.05 Million ozs.

4E = 4.57 g/t (62%) Platinum, 2.07 g/t (28%) Palladium, 0.37 g/t (5%) Rhodium, 0.37 g/t (5%) Gold

UG2 Reef

0.05 Million Tonnes

4.32 gm/tonne 4E

0.007 Million ozs.

4E = 2.55 g/t (59%) Platinum, 1.25 g/t (29%) Palladium, 0.47 (11%) Rhodium, 0.04 g/t (1%) Gold

Inferred Resource Base (Note that only 50% of the below ozs. attributable to the WBJV)

Merensky Reef

16.10 Million Tonnes

6.00 gm/tonne 4E

3.11 Million ozs.

4E = 3.72 g/t (62%) Platinum, 1.68 g/t (28%) Palladium, 0.30 (5%) Rhodium, 0.30 (5%) Gold

UG2 Reef

16.24 Million Tonnes

4.62 gm/tonne 4E

2.41 Million ozs.

4E = 2.72 g/t (59%) Platinum, 1.34 g/t (29%) Palladium, 0.51 (11%) Rhodium, 0.05 g/t (1%) Gold

David Gray, of Snowden, is the Independent Qualified Person, “QP”, for the above resource assessment. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400018/04).  Please refer to the Company’s NI 43-101 Technical Report as filed on www.sedar.com entitled “Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa” dated June, 2007.

The properties comprising the WBJV were originally operated under either Old Order or New Order prospecting permits. New Order prospecting permits are granted under the new Mineral and Petroleum Resources Development Act. Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is now complete for all of the WBJV’s Old Order rights.  Any future production from the WBJV will be subject to the grant of a Mining Authorization from the Government of South Africa.

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as “Reserves”. They may never be converted to reserves and may not be viable economically.

Resources in the Measured and Indicated categories can be included in the pre-feasibility financial model under SAMREC and NI-43101 guidelines. Future drilling will now investigate further areas with reef potential along strike on Project areas 2 and 3 within the joint venture area. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date.  To the time of writing PTM has completed more than 100,000 metres of drilling in almost 200 boreholes.

PTM as operator of the Joint Venture engaged a multi-discipline team of independent engineers to commence a detailed Pre-feasibility Study in early January 2006. The Pre-Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was completed and dated January 15, 2007.  The report is titled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” and was filed by the Company on www.sedar.com on January 30, 2007.  The Pre-feasibility Study considers the opportunities presented as the result of drilling up until October of 2006. The Pre-feasibility Study considers and outlines the details and possible mitigation of several considered projects risks, not yet assessed in full detail, including metallurgical recoveries, smelt and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Pre-feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the Western Bushveld Joint Venture (“WBJV”)  in South Africa.  The partners of the WBJV gave their approval to advance towards a bankable feasibility study for an underground mine producing 155,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold (4E’s), in concentrate.  In addition, drilling will continue along strike from the Project 1 area to further define additional potential resources on the Project 2 and Project 3 areas of the WBJV.  For more details see the Company’s press release dated January 10, 2007 or the Pre-Feasibilty Study itself at www.sedar.com.

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights. In 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.0 million Rand. On September 16, 2005, the Company made a final payment to close the purchase. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act over the Elandsfontein property.  This property now forms a part of the Western Bushveld Joint Venture.

The Company’s interests in portions of the farm Onderstepoort have been contributed to the WBJV.  During 2007 the Company negotiated and executed the buy-out and cancellation of the original option agreement to acquire a 50% undivided interest in 438 hectares of the farm Onderstepoort in exchange for 50,000 common shares of the Company valued at $230,000.  In doing so the Company eliminated approximately Rand 5.5 million (C$840,000) in future option payments while keeping the property in question under its control with regard to the mineral rights as granted to it by the Government of South Africa under a New Order prospecting permit.

Northern Limb, Bushveld

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo Platinum Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted Old Order prospecting permits on both properties during the 2004 fiscal year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finder’s fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002. The Company incurred exploration costs of $216,773 (2006 - $710) on Tweespalk and $82,155 (2006 - $461,488) on War Springs during the period. Combined acquisition costs to May 31, 2007 on the War Springs and Tweespalk properties amounted to $150,076 (Aug 31, 2006 - $144,325).

Old Order rights under prior legislation must be converted into New Order rights within a transitional period.  The War Springs and Tweespalk prospecting permits were converted to a New Order right during the period. The underlying acquisition agreement for these properties is also subject to amendment in order to re-define the original terms and conditions of the agreement under the new Mineral and Petroleum Resources Development Act.

In early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. Interpretation of the airborne and later mapping and soil geochemistry surveys provided drill targets. Drilling commenced on the property in May 2004 and continued until April 2005. To the time of writing approximately 8,000 metres in 18 boreholes has been drilled.

During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. In March 2005 the Company received an NI 43-101 compliant technical report for the War Springs and Tweespalk properties. No work was recommended for the Tweespalk property in 2005 or 2006. The technical report did recommend an amount of $583,139 in continued diamond drilling work, analysis and modeling for War Springs with the objective of delineating a resource on the project in compliance with SAMREC, JORC and NI 43-101 standards. This work was completed in 2006.  Further limited drilling and exploration programs were conducted on the Tweespalk property in early 2007.  A total of 1,595 metres of drilling was completed in two boreholes.  Assessment of results and consideration of future plans for the project are in process at the time of writing.

In October 2005 the Company announced an independent resource calculation on the War Springs property, including information on a new deposit type with potential for low cost bulk mining. The independent report confirms an NI 43-101 compliant inferred resource of 980,000 ounces of platinum, palladium, and gold (29.6 M tonnes grading 1.03 g/t 2PGM+Au (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au), 0.13% Nickel, 0.11% Copper) with strong evidence of resource continuity. This new resource is found in two distinct reef layers 5-10 metres thick named the “B” and “C” reefs, starting at surface and dipping in parallel sheets at a 65 degree angle to a depth of 400 metres and remaining open. The Qualified Person (Charles Muller; SACNASP (South African Council for Natural Scientific Professions) Registration No. 400201/04) has assessed the resource cut-off on a gross metal value of Rand 109 per tonne, based on a preliminary low cost decline, block cave mining model. There is potential for resource expansion.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest. Africa Wide has also been granted a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at February 28, 2007 are calculated to be $258,600 (August 31, 2006 - $253,783). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Lakemount, Ontario

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company could earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,098,649 incurred to August 31, 2006) and by making staged payments totalling $150,000 ($75,000 paid) and 150,000 common shares (50,000 issued) by December 31, 2008. The Company could also purchase an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder from whom the property vendor had acquired their rights.

During the period the Company requested that the underlying holder to the property correct several title or contractual deficiencies relating to the Company’s right to acquire certain properties adjacent to the main Lakemount property.  The underlying holder was unwilling or unable to correct these deficiencies.  By agreement with the vendor the Company chose to suspend any further option payments to the vendor until the matter was resolved to its satisfaction.  The vendor then chose to withhold their required payments to the underlying holder, who then chose to provide termination notice to the vendor who had optioned the project to the Company.  To date the Company has completed more than 3,300 metres of drilling on the property, as well as airborne, ground based and down-hole geophysical surveys.  Roscoe Postle Associates Inc. of Toronto completed an NI 43-101 compliant preliminary resource assessment and scoping study for the project in early 2005.  Exploration results on the project to date have been of interest, but in light of the deficiencies and complex title chain, the Company has chosen not to pursue the matter and has abandoned the project.  Deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 have been written off.

Lac Des Iles, Ontario

The Company has negotiated the consolidation of three of its property interests in the Lac Des Iles area of Ontario. On October 6, 2006, the Company and the property vendors for the Lac Des Iles River property entered into a termination and sale agreement whereby the existing option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On October 13, 2006, the Company and the property vendors for the South Legris property entered into a termination and sale agreement whereby the existing option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On October 18, 2006, the Company and the property vendor for the Shelby Lake property entered into a termination and sale agreement whereby the existing option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000. To August 31, 2006 the Company had incurred costs of $565,869 on the property and elected under the option agreement to form a 50/50 joint venture with the property vendor. Amounts already spent by the Company in excess of $500,000 where repayable to the Company by the property vendor, or would be applied to dilute the vendor’s working interest in the property.

In late 2006 a 1,090 metre drill program was conducted on the Company’s Lac Des Iles projects.  Further work is under consideration.

Seagull, Ontario

In September 2004 the Company acquired an option to earn an initial 50% interest in the Seagull property located in the Nipigon region of Ontario by completing $7.5 million of exploration work ($702,234 completed to November 30, 2005) and making cash payments of $750,000 ($75,000 paid) over a five-year period to September 24, 2009. PTM could earn an additional 20% property interest by completing a bankable feasibility study for the property and arranging production financing. During the year the Company’s exploration work on this property consisted of drilling, geochemistry, geophysics, mapping and modeling. The Company has now taken a decision to focus its resources on its South African projects and as a result the Seagull property was abandoned as of February 28, 2006, resulting in a write-off in the amount of $785,288.

Agnew Lake, Ontario

The Company’s Agnew Lake property was not active during the period. The Company has directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin to August 31, 2005. Occurrences of PGMs have been located on the property, but no resource has been delineated to date. At August 31, 2005 the Company wrote off its remaining investment in the property of $276,852. Subsequent to year end Kaymin advised the Company that it would cease further funding of the project. Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance the terms of their option agreement. PFN has now terminated its option and retains no working interest.

e)

Administration Expenses

Before a non-cash charge for stock based compensation of $1,395,866 (2006 - $39,944), and mineral property costs written off of $1,323,222 (2006 - $793,298), and not including interest, other income and recoveries in the period of $436,870 (2006 - $134,245), general and administrative expenses totaled $3,083,011 (2006 - $1,958,975). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $453,773 (2006 - $313,084); office and miscellaneous expenses of $176,360 (2006 - $89,447); professional fees of $212,710 (2006 - $149,694); salaries and benefits of $875,405 (2006 - $652,669); shareholder relations expense of $167,408 (2006 - $108,072); travel expenses of $500,754 (2006 - $191,532); mail, news releases and printing expense of $79,526 (2006 - $33,045) and promotion expenses of $147,475 (2006 - $155,505).

f)

Related Party Transactions

Management and consulting fees expense and salaries in the period of $338,131 (2006 - $280,623) were incurred with directors of the Company. Of this amount approximately $174,151 (2006 - $159,273) is related to fees for the Company’s President. At May 31, 2007 there were $Nil fees (2006 - $Nil) owed and included in accounts payable.

The Company received $104,152 (2006 - $101,081) during the period from MAG Silver Corp. (“MAG”), a company with common directors and a common officer, under the terms of a 2003 service agreement for administrative services. Accounts receivable at the end of the period include an amount of $1,869 due from MAG.

During the period the Company accrued or received payments of $35,100 (2006 – $15,600) from West Timmins Mining Inc. (“WTM”) formerly Sydney Resource Corporation, a company with common directors and a common officer, for administrative services. The amount received in 2006 was net of a credit adjustment of $19,500 in recognition of WTM’s relative inactivity in the first three quarters of calendar 2005. Accounts receivable at the end of the period include an amount of $442 due from WTM.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $167,408 (2006 - $108,072). The Company manages its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations has been contracted at a rate of US $5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the period amounted to $500,754 (2006 - $191,532). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. Since early 2004 the Company’s increased activity level in South Africa has increased these costs. Promotion expenses in the period amounted to $147,475 (2006 - $155,505) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $362,915 (2006 - $309,397) in cash and shares. This includes $105,000 for properties in Ontario, and $257,915 to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $132,915 (2006 - $269,397) and share issuances for property acquisitions totaled $230,000 (2006 - $40,000).

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended May 31, 2007.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and recorded over their vesting periods. The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002. The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods. As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005. The total compensation expense recognized in the statement of operations for share purchase options granted in 2006 amounts to $110,176 (2005 - $1,283,289). Had the same basis been applied to share purchase options granted in 2004 the stock compensation expense recognized would have been $241,000.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 7,035,069 (2006 – 4,927,547) common shares during the period. Of this 6,985,069 shares (2006 – 4,902,547) were issued for cash proceeds of $11,882,866 (2006 - $6,895,558). During the period 230,000 shares (2006 – 25,000) were issued for mineral properties for a value of 230,000 (2006 - $40,000). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At May 31, 2007 the Company had cash and cash equivalents on hand of $14,486,241 compared to cash and cash equivalents of $1,267,449 at May 31, 2006. The primary use of cash during the period was for acquisition of mineral properties, exploration expenditures, and investment in and advances to Joint Venture being approximately $5,060,711, which includes $4,479,461 for the WBJV project (2006 - $6,604,552 which includes $5,038,382 for the WBJV project), management fees and expenses of $453,773 (2006 - $313,084) and other general and administrative expenses of $2,561,917 (2006 - $1,594,322).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 14%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition Payments	$ 5,178,000	$ 5,178,000	$ 0	$ 0	$ 0
Exploration Costs	0	0	0	0	0
Lease Obligations	265,794	37,343	176,831	51,620	0
Totals	$ 5,443,794	$ 5,215,343	$ 176,831	$ 51,620	$ 0

6.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The consolidated Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2006 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2006 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2006 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

Subsequent to May 31, 2007, 100,000 common shares were issued pursuant to the exercise of 100,000 stock options at a price of $0.50 per share and 75,000 common shares were issued pursuant to the exercise of 75,000 stock options at a price of $0.75 per share for aggregate proceeds of $106,250.  As well, 40,000 stock options were granted an employee at a price of $4.20 per share.

On June 28, 2007 the common shares of the Company were listed for trading on the American Stock Exchange under the symbol “PLG”.

Other subsequent events are disclosed elsewhere within this document.

8.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

Eric Carlson
Frank R. Hallam
R. Michael Jones
Iain McLean
Barry W. Smee

b)

Officers:

R. Michael Jones (President)
Frank R. Hallam (Chief Financial Officer, Secretary)

c)

Officers of Subsidiary:

John A. Gould

(Managing Director Platinum Group Metals RSA (Pty) Ltd.)